UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 25, 2012

Press release

Luxottica, another quarter of solid growth

Net sales for the 2012 third quarter exceed 1.7 billion Euros (+17.0%)

Net income of 138.6 million Euros (+30.6%)

Milan (Italy) October 25, 2012 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the three- and nine- month periods ended September 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Third quarter of 20121

(In millions of Euro)	3Q 2012	3Q 2011	Change
			(at current exchange rates)

Net sales	1,783.5	1,523.8	+17.0%	(+6.7% at constant exchange rates2)
Operating income	248.9	194.5
Adjusted operating income[3,4]	248.9	197.4	+26.1%

Net income attributable to Luxottica Group stockholders	138.6	111.2
Adjusted net income[3,4] attributable to Luxottica Group stockholders	138.6	106.1	+30.6%

Earnings per share	0.30	0.24
Adjusted earnings per share[3,4]	0.30	0.23	+29.2%

Earnings per share in US$	0.37	0.34
Adjusted earnings per share[3,4] in US$	0.37	0.33	+14.3%

First nine months of 20121

(In millions of Euro)	9M 2012	9M 2011	Change
			(at current exchange rates)

Net sales	5,453.8	4,713.5	+15.7%	(+8.2% at constant exchange rates2)
Operating income	818.0	678.8
Adjusted operating income[3,4]	839.8	681.6	+23.2%

Net income attributable to Luxottica Group stockholders	464.9	388.0
Adjusted net income attributable to Luxottica Group stockholders[3,4]	480.2	382.9	+25.4%

Earnings per share	1.00	0.84
Adjusted earnings per share[3,4]	1.03	0.83	+24.4%

Earnings per share in US$	1.28	1.19
Adjusted earnings per share[3,4] in US$	1.33	1.17	+13.3%

Operating performance for the third quarter of 2012

During the third quarter of 2012, Luxottica’s growth trend continued at a steady pace. In an overall global macroeconomic environment that was increasingly challenging, Luxottica achieved positive results across all regions, delivering improved results for the eleventh straight quarter.

In the third quarter of 2012, the Group’s net sales increased from Euro 1,523.8 million to Euro 1,783.5 million, up 17.0% (+6.7% at constant exchange rates2). In the first nine months, net sales grew by 15.7% (+8.2% at constant exchange rates2) to Euro 5,453.8 million (Euro 4,713.5 million during the same period in 2011).

“The third quarter results confirm the Group’s excellent performance, which testifies to Luxottica’s commitment to serving its customers and consumers.”, commented Andrea Guerra, Chief Executive Officer of Luxottica.

“We have generated a record positive free cash flow4 of Euro 271 million, permitting a further reduction in net debt and strengthening our balance sheet.

Both the Wholesale and Retail divisions have worked enthusiastically and with strong determination within all regions where the Group is present. It is important to note the strong continuous growth achieved in North America which exceeded our initial expectations, the acceleration in Western Europe (+9% in quarter), and the recovery in the Mediterranean region.

“Investments in emerging markets continue to pay off. We are very satisfied with our operating margin results, which improved by 100 basis points at the Group level. We are confident that our balanced business model and sales momentum constitute an excellent base as we head towards the end of 2012 and will allow us to take advantage of future opportunities.”

EBITDA for the third quarter of 2012 rose by 24.0% over the same period in 2011, increasing from Euro 276.0 million (on an adjusted basis)3,4 in 2011 to Euro 342.1 million in the current period. Additionally, adjusted EBITDA 3,4 for the first nine months of 2012 reached Euro 1,103.6 million, an increase over the Euro 911.1 million recorded for the same period in 2011.

Operating income for the third quarter of 2012 grew by 26.1% year-over-year, equalling Euro 248.9 million (Euro 197.4 million on an adjusted basis)3,4 The Group’s operating margin increased from 13.0% (on an adjusted basis)3,4 in the same period of 2011 to 14.0% in the current quarter.

During the first nine months of the year, adjusted operating income3,4 amounted to Euro 839.8 million, up by 23.2% compared with Euro 681.6 million in the same period of 2011. The Group’s adjusted operating margin3,4 therefore rose to 15.4% in the first nine months of 2012, from 14.5% during the same period in 2011.

Net income for the third quarter of 2012 increased to Euro 138.6 million (Euro 106.1 million on an adjusted basis3,4 in 2011), up 30.6%, resulting in EPS (earnings per share) of 0.30 Euros for the quarter (at an average Euro/US dollar exchange rate of 1.2502). EPS in US dollars was US$ 0.37 for the third quarter of 2012.

Strict control over working capital during the third quarter enabled Luxottica to accumulate a record positive free cash flow4 of Euro 271.0 million. This facilitated a reduction in net debt,4 which totalled Euro 1,887 million at September 30, 2012 (Euro 2,032 million at the end of 2011), and resulted in a net debt to adjusted EBITDA3,4 ratio of 1.4x at September 30, 2012.

Luxottica recorded solid and balanced growth during the third quarter of 2012 in both the Wholesale and Retail divisions.

Wholesale division

During the third quarter of 2012, the Wholesale division continued to achieve excellent results in terms of both net sales and profitability, while increasing its presence and exploiting opportunities in fast-growing regions.

Sales performance in key areas, such as North America and the emerging markets, stood out this quarter. Double-digit growth was recorded in China, Turkey, Mexico, India, Brazil and Eastern Europe. Excellent results were also achieved in Western Europe, with Nordic countries, France, Germany and the UK up double-digits in the quarter. Performance in Italy was slightly negative, while Spain returned to growth.

Wholesale’s strong results were driven by the success of our new collections, our ability to establish unique and long-term relationships with our customers and by consistently offering a best-in-class service. The strength of our brand portfolio is also at the root of this success, with double-digit growth in Ray-Ban, Oakley and the luxury segment.

The Wholesale division’s net sales rose to Euro 646.8 million from Euro 555.1 million in the third quarter of 2011 (+16.5% at current exchange rates and +10.7% at constant exchange rates2). On a nine-month basis, net sales were Euro 2,161.8 million, improving by 13.8% at current exchange rates (+10.3% at constant exchange rates2) as compared with Euro 1,900.2 million in the first nine months of 2011.

Operating income grew to Euro 124.8 million, compared with Euro 104.9 million during the third quarter of 2011. The operating margin grew from 18.9% in the third quarter of 2011 to 19.3% for the third quarter of 2012. In the first nine months of 2012, the operating margin was 23.4% (23.2% in the same period of 2011).

Retail division

During the third quarter of 2012, the Retail division recorded solid and well-balanced growth across all regions. Net sales equalled Euro 1,136.7 million (Euro 968.7 million in the third quarter of 2011), +17.3% year-over-year (+4.4% at constant exchange rates2).

During the first nine months of 2012, net sales were Euro 3,292.1 million, up 17.0% compared with Euro 2,813.3 million in the same period of 2011 (+6.9% at constant exchange rates2).

The Retail division’s operating income increased from Euro 127.4 million on an adjusted basis3,4 in the third quarter of 2011 to Euro 166.2 million (+30.5%). The operating margin amounted to 14.6%, up from 13.2% on an adjusted basis3,4 in the third quarter of 2011. The adjusted operating margin3,4 in the first nine months of 2012 was 14.0% (12.6% in the 2011 period).

In terms of comparable store sales5, the Retail division grew by 5.9% during the quarter.

The North American optical business also exhibited positive trends in the current period with LensCrafters recording an increase in comparable store sales5 of 2.5%.

Sunglass Hut, the Group’s sun specialty chain that operates in a number of countries, once again delivered record results, with overall comparable store sales5 up 8.8%. Stellar performance was achieved in the United States (+8.4%) and Mexico, which recorded an increase in excess of 30% in comparable store sales4 as a result of investments made over the last few months.

In Australia, the reorganization that began in February 2012 led to an 8.5% increase in comparable store sales5 in the optical segment during the third quarter (+6.2% for the current nine-month period). The contribution of OPSM to these results was significant, accelerating in the quarter with growth of 12%.

§

Results for the third quarter and for the first nine months of 2012 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related presentation will be available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece
Group Financial and Corporate Press Office Manager
Tel.: +39 (02) 8633 4912
Email: anairis.reece@luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, refer to the three-month and the nine-month periods ended September 30, 2012 and September 30, 2011, respectively.

2 Figures given at constant exchange rates have been calculated using the average exchange rate in effect for the respective comparative period in the previous year. For further information, please refer to the attached tables.

3 The adjusted data for the third quarter of 2011 does not include: an extraordinary gain of approximately €21 million related to the acquisition of the 40% stake in Multiopticas Internacional; non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million; and non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million.

The adjusted data for the first nine months of 2012 does not include restructuring costs relating to the reorganization of OPSM amounting to an approximately €21.7 million adjustment to Operating Income and an approximately €15.2 million adjustment to Net Income.

4 EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow, net debt, the ratio of net debt to adjusted EBITDA, adjusted net income, adjusted operating income and adjusted earnings per share are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see the attached tables.

5 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. Commencing 2Q12, retail comparable store sales exclude Pearle Vision results.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,783,486	1,523,807	17.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	138,616	111,181	24.7%

BASIC EARNINGS PER SHARE (ADS)(2):	0.30	0.24	23.3%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,229,714	2,152,682	3.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	173,298	157,065	10.3%

BASIC EARNINGS PER SHARE (ADS) (2):	0.37	0.34	9.1%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	465,528,412	460,505,512
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2502	1.4127

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	5,453,844	4,713,453	15.7%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	464,937	387,962	19.8%

BASIC EARNINGS PER SHARE (ADS) (2)	1.00	0.84	18.9%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	6,985,283	6,629,471	5.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	595,491	545,669	9.1%

BASIC EARNINGS PER SHARE (ADS)(2)	1.28	1.19	8.3%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	464,002,373	460,249,023
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2808	1.4065

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,783,486	100.0%	1,523,807	100.0%	17.0%
COST OF SALES	(596,155)		(524,657)
GROSS PROFIT	1,187,332	66.6%	999,151	65.6%	18.8%
OPERATING EXPENSES:
SELLING EXPENSES	(571,907)		(505,421)
ROYALTIES	(29,350)		(23,070)
ADVERTISING EXPENSES	(120,023)		(103,098)
GENERAL AND ADMINISTRATIVE EXPENSES	(194,934)		(152,936)
TRADEMARK AMORTIZATION AND OTHER	(22,236)		(20,090)
TOTAL	(938,451)		(804,614)
OPERATING INCOME	248,881	14.0%	194,537	12.8%	27.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(33,177)		(29,375)
INTEREST INCOME	2,900		3,158
OTHER - NET	(3,162)		(3,051)
OTHER INCOME (EXPENSES)-NET	(33,439)		(29,268)
INCOME BEFORE PROVISION FOR INCOME TAXES	215,442	12.1%	165,268	10.8%	30.4%
PROVISION FOR INCOME TAXES	(76,361)		(52,990)

NET INCOME	139,081		112,278
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	138,616	7.8%	111,181	7.3%	24.7%
- NON-CONTROLLING INTERESTS	465	0.0%	1,097	0.1%
NET INCOME	139,081	7.8%	112,278	7.4%	23.9%

BASIC EARNINGS PER SHARE (ADS):	0.30		0.24

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.30		0.24

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	465,528,412		460,505,512

FULLY DILUTED AVERAGE NUMBER OF SHARES	467,486,153		462,079,618

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	5,453,844	100.0%	4,713,453	100.0%	15.7%
COST OF SALES	(1,825,197)		(1,621,783)
GROSS PROFIT	3,628,648	66.5%	3,091,670	65.6%	17.4%
OPERATING EXPENSES:
SELLING EXPENSES	(1,706,326)		(1,485,787)
ROYALTIES	(97,454)		(80,122)
ADVERTISING EXPENSES	(345,430)		(306,771)
GENERAL AND ADMINISTRATIVE EXPENSES	(596,548)		(480,061)
TRADEMARK AMORTIZATION AND OTHER	(64,860)		(60,159)
TOTAL	(2,810,618)		(2,412,900)
OPERATING INCOME	818,029	15.0%	678,771	14.4%	20.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(106,166)		(89,809)
INTEREST INCOME	14,795		10,393
OTHER - NET	(3,651)		(5,947)
OTHER INCOME (EXPENSES)-NET	(95,021)		(85,363)
INCOME BEFORE PROVISION FOR INCOME TAXES	723,008	13.3%	593,408	12.6%	21.8%
PROVISION FOR INCOME TAXES	(254,438)		(200,211)

NET INCOME	468,570	8.6%	393,197	8.3%	19.2%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	464,938	8.5%	387,962	8.2%	19.8%
- NON-CONTROLLING INTERESTS	3,632	0.1%	5,235	0.1%
NET INCOME	468,570	8.6%	393,197	8.3%	19.2%

BASIC EARNINGS PER SHARE (ADS):	1.00		0.84

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.00		0.84

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	464,002,373		460,249,023

FULLY DILUTED AVERAGE NUMBER OF SHARES	466,184,724		462,121,938

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	September 30, 2012	December 31, 2011
KEY FIGURES IN THOUSANDS OF EURO
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,026,050	905,100
ACCOUNTS RECEIVABLE - NET	829,449	714,033
INVENTORIES - NET	707,042	649,506
OTHER ASSETS	204,563	230,850
TOTAL CURRENT ASSETS	2,767,104	2,499,489

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,174,773	1,169,066
GOODWILL	3,193,041	3,090,563
INTANGIBLE ASSETS - NET	1,370,114	1,350,921
INVESTMENTS	12,217	8,754
OTHER ASSETS	133,116	147,625
DEFERRED TAX ASSETS	230,380	202,206
TOTAL NON-CURRENT ASSETS	6,113,640	5,969,135

TOTAL	8,880,744	8,468,624

CURRENT LIABILITIES:
SHORT-TERM BORROWINGS	113,685	193,834
CURRENT PORTION OF LONG-TERM DEBT	401,029	498,295
ACCOUNTS PAYABLE	567,871	608,327
INCOME TAXES PAYABLE	133,037	39,859
SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES	63,182	53,337
OTHER LIABILITIES	630,897	579,595
TOTAL CURRENT LIABILITIES	1,909,701	1,973,247

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,398,752	2,244,583
EMPLOYEE BENEFITS	200,878	197,675
DEFERRED TAX LIABILITIES	272,517	280,842
LONG TERM PROVISIONS FOR RISKS AND OTHER CHARGES	98,347	80,400
OTHER LIABILITIES	53,524	66,756
TOTAL NON-CURRENT LIABILITIES	3,024,019	2,870,256

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,935,349	3,612,928
NON-CONTROLLING INTEREST	11,676	12,192
TOTAL STOCKHOLDERS’ EQUITY	3,947,025	3,625,120

TOTAL	8,880,744	8,468,624

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2012

Net Sales	2,161,769	3,292,075		5,453,844
Operating Income	505,403	438,805	(126,179)	818,029
% of Sales	23.4%	13.3%		15.0%
Capital Expenditures(1)	90,481	153,220		243,701
Depreciation & Amortization	79,168	119,833	64,860	263,861

2011

Net Sales	1,900,165	2,813,289		4,713,453
Operating Income	441,246	342,133	(104,609)	678,771
% of Sales	23.2%	12.2%		14.4%
Capital Expenditures	71,014	126,545		197,560
Depreciation & Amortization	62,205	107,136	60,159	229,500

Notes:

(1) In 2012, Capital Expenditures include finance leases of the Retail division of Euro 18.7 million. Capital Expenditures excluding finance leases were Euro 224.9 million.

Major currencies

	Three months ended	Nine months ended	Twelve months ended	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012	December 31, 2011	September 30, 2011	September 30, 2011
Average exchange rates per € 1

US$	1.25024	1.28082	1.39196	1.41270	1.40648

AUD	1.20350	1.23813	1.34839	1.34585	1.35398

GBP	0.79153	0.81203	0.86788	0.87760	0.87140

CNY	7.94102	8.10578	8.99600	9.06533	9.13784

JPY	98.30231	101.61484	110.95860	109.77212	113.19244

Non-IAS/IFRS measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring OPSM reorganization costs of approximately €22 million.

In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2011 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	3Q12					3Q11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,783.5	342.1	248.9	138.6	0.30	1,523.8	273.1	194.5	111.2	0.24

> Adjustment for Multiopticas Internacional extraordinary gain							(21.0)	(21.0)	(21.0)

> Adjustment for 50th anniversary celebration							12.0	12.0	8.5

> Adjustment for restructuring costs in the Retail Division							11.8	11.8	7.5

Adjusted	1,783.5	342.1	248.9	138.6	0.30	1,523.8	276.0	197.4	106.1	0.23

Retail Division

	3Q12					3Q11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,136.7	205.6	166.2	n.a.	n.a.	968.7	153.4	115.6	n.a.	n.a.

> Adjustment for restructuring costs in the Retail Division							11.8	11.8

Adjusted	1,136.7	205.6	166.2	n.a.	n.a.	968.7	165.2	127.4	n.a.	n.a.

Non-IAS/IFRS measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	9M12					9M11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,453.8	1,081.9	818.0	464.9	1.00	4,713.5	908.3	678.8	388.0	0.84

> Adjustment for OPSM reorganization		21.7	21.7	15.2

> Adjustment for Multiopticas Internacional extraordinary gain							(21.0)	(21.0)	(21.0)

> Adjustment for 50th anniversary celebration							12.0	12.0	8.5

> Adjustment for restructuring costs in the Retail Division							11.8	11.8	7.5

Adjusted	5,453.8	1,103.6	839.8	480.2	1.03	4,713.5	911.1	681.6	382.9	0.83

Retail Division

	9M12					9M11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,292.1	558.6	438.8	n.a.	n.a.	2,813.3	449.3	342.1	n.a.	n.a.

> Adjustment for OPSM reorganization		21.7	21.7

> Adjustment for restructuring costs in the Retail Division							11.8	11.8

Adjusted	3,292.1	580.4	460.5	n.a.	n.a.	2,813.3	461.1	354.0	n.a.	n.a.

Non-IAS/IFRS measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

  EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•         EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS measure: EBITDA and EBITDA margin

Millions of Euro

	3Q 2011	3Q 2012	9M 2011	9M 2012	FY 2011	LTM September 30, 2012

Net income/(loss)	111.2	138.6	388.0	464.9	452.3	529.3
(+)

Net income attributable to non-controlling interest	1.1	0.5	5.2	3.6	6.0	4.4
(+)

Provision for income taxes	53.0	76.4	200.2	254.4	237.0	291.2
(+)

Other (income)/expense	29.3	33.4	85.4	95.0	111.9	121.5
(+)

Depreciation & amortization	78.6	93.2	229.5	263.9	323.9	358.2
(+)

EBITDA	273.1	342.1	908.3	1,081.9	1,131.0	1,304.6
(=)

Net sales	1,523.8	1,783.5	4,713.5	5,453.8	6,222.5	6,962.9
(/)

EBITDA margin	17.9%	19.2%	19.3%	19.8%	18.2%	18.7%
(=)

Non-IAS/IFRS measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	3Q 2011[1,2]	3Q 2012	9M 2011[1,2]	9M 2012[2]	FY 2011[1,2]	LTM September 30, 2012

Adjusted Net income/(loss)	106.1	138.6	382.9	480.2	455.6	552.9
(+)

Net income attributable to non-controlling interest	1.1	0.5	5.2	3.6	6.0	4.4
(+)

Adjusted Provision for income taxes	60.9	76.4	208.1	261.0	247.4	300.3
(+)

Other (income)/expense	29.3	33.4	85.4	95.0	111.9	121.5
(+)

Adjusted Depreciation & amortization	78.6	93.2	229.5	263.9	315.0	349.3
(+)

Adjusted EBITDA	276.0	342.1	911.1	1,103.6	1,135.9	1,328.4
(=)

Net sales	1,523.8	1,783.5	4,713.5	5,453.8	6,222.5	6,962.9
(/)

Adjusted EBITDA margin	18.1%	19.2%	19.3%	20.2%	18.3%	19.1%
(=)

1                  The adjusted figures exclude the following measures:

(a)        an extraordinary gain of approximately €21 million (3 and 9 months ended September 30, 2011) and €19 million (for the year 2011) related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b)        non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees; and

(c)         non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million (3 and 9 months ended September 30, 2011) and €11.2 million (for the year 2011);

2                  Non-recurring OPSM re-organization costs of approximately €9.6 million in 2011 and €21.7 million in 2012 are also excluded from adjusted figures.

Non-IAS/IFRS measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

  EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

  EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

   See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS measure: Net debt and Net debt/EBITDA

Millions of Euro

	Sep. 30, 2012	Dec. 31, 2011

Long-term debt (+)	2,398.8	2,244.6

Current portion of long-term debt (+)	401.0	498.3

Bank overdrafts (+)	113.7	193.8

Cash (-)	(1,026.0)	(905.1)

Net debt (=)	1,887.4	2,031.6

EBITDA	1,304.6	1,131.0

Net debt/EBITDA	1.4x	1.8x

Net debt @ avg. exchange rates(1)	1,887.4	1,944.4

Net debt @ avg. exchange rates(1)/EBITDA	1.4x	1.7x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Non-IAS/IFRS measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro

	Sep. 30, 2012[2]	Dec. 31, 2011[2]

Long-term debt (+)	2,398.8	2,244.6

Current portion of long-term debt (+)	401.0	498.3

Bank overdrafts (+)	113.7	193.8

Cash (-)	(1,026.0)	(905.1)

Net debt (=)	1,887.4	2,031.6

LTM Adjusted EBITDA	1,328.4	1,135.9

Net debt/LTM Adjusted EBITDA	1.4x	1.8x

Net debt @ avg. exchange rates(1)	1,887.4	1,944.4

Net debt @ avg. exchange rates(1)/LTM EBITDA	1.4x	1.7x

1       Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

2      The adjusted figures exclude the following measures:

(a) an extraordinary gain of approximately €21 million (3 and 9 months ended September 30, 2011) and €19 million (for the year 2011) related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million (3 and 9 months ended September 30, 2011) and €11.2 million (for the year 2011); and

(d) non-recurring OPSM re-organization costs of approximately €9.6 million in 2011 and €21.7 million in 2012.

Non-IAS/IFRS measures: free cash flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS measure: free cash flow

Millions of Euro

3Q 2012
EBITDA(1)	342
Δ working capital	85
Capex	(79)

Operating cash flow	348
Financial charges(2)	(30)
Taxes	(44)
Extraordinary charges(3)	(3)

Free cash flow	271

1. EBITDA is not an IAS/IFRS measure, please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS measure: free cash flow

Millions of Euro

9M 2012
EBITDA(1)	1,104
∆ working capital	(144)
Capex	(225)

Operating cash flow	734
Financial charges(2)	(91)
Taxes	(152)
Extraordinary charges(3)	(3)

Free cash flow	487

1. EBITDA is not an IAS/IFRS measure, please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: October 26, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER